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                                                  OMB APPROVAL
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                                  UNITED STAES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)


                        CONSOLIDATED CIGAR HOLDINGS INC.
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                                (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
                Class B Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   1-20902E10
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                                 (CUSIP Number)

                             Jean-Philippe Carriere
    Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes
                            Dorsay Acquisition Corp.
                                53, Quai d'Orsay
                          75347 Paris Cedex 07, France
                               (33-1) 45.56.62.17
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 16, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 1-20902E10             SCHEDULE 13D



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   1   NAME OF REPORTING PERSON
       Dorsay Acquisitsion Corp.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*

       AF


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware



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   NUMBER OF      7    SOLE VOTING POWER
     SHARES         19,600,000 shares of Class B Common Stock (right to acquire)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH          19,600,000 shares of Class B Common Stock (right to acquire)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,600,000 shares of Class B Common Stock (right to acquire)


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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.8%

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  14   TYPE OF REPORTING PERSON*

       CO


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

CUSIP No. 1-20902E10             SCHEDULE 13D



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   1   NAME OF REPORTING PERSON
       Societe Nationale d'Exploiration Industrielle des Tabacs et Allumettes

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*

       WC


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       France



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   NUMBER OF      7    SOLE VOTING POWER
     SHARES         19,600,000 shares of Class B Common Stock (right to acquire)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH          19,600,000 shares of Class B Common Stock (right to acquire)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       19,600,000 shares of Class B Common Stock (right to acquire)


--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       65.8%

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  14   TYPE OF REPORTING PERSON*

       CO


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

Item 1.  Security and Issuer

         This Statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of Consolidated Cigar Holdings Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 5900 North Andrews Avenue, Fort Lauderdale, Florida 33309-2369. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase, dated December 22, 1998 (the "Offer to Purchase"). The Offer to Purchase is included as Exhibit 99.1 hereto.


Item 2.  Identity and Background

         (a)-(c) and (f) This Statement is being filed by Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes, a corporation organized and existing under the laws of France ("Parent"), and Dorsay Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware and Parent's wholly owned subsidiary ("Purchaser"). The information concerning the name, state or other place of organization, principal business, address of the principal business and address of the principal office of each of Purchaser and Parent and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the executive officers and directors of Purchaser and Parent is set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and is incorporated herein by reference.

         (d) and (e) During the last five years, none of Purchaser or Parent and, to the best knowledge of Purchaser and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the Offer, the total amount of funds required by Purchaser to purchase the Shares reported in this Statement is $349,860,000, plus fees and expenses related to the Offer. Purchaser will obtain all of such funds from Parent. Parent currently intends to provide such funds from cash on hand. In addition, the information set forth in the Introduction and Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement; The Indemnification Agreement") of the Offer to Purchase is incorporated herein by reference.


Item 4.  Purpose of Transaction

         (a)-(g) and (j) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement; The Indemnification Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

         (h) and (i) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

         (a)-(c) The Class B Common Stock is convertible under certain circumstances into Class A Common Stock, which is registered pursuant to Section 12 of the Securities Exchange Act of 1934. The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement; The Indemnification Agreement") of the Offer to Purchase is incorporated herein by reference.

         (d)  None.

         (e)  Not applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; The Tender and Voting Agreement; The Indemnification Agreement") of the Offer to Purchase is incorporated herein by reference.


Item 7.  Material to Be Filed as Exhibits

99.1 Offer to Purchase dated December 22, 1998 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1 filed by Parent and Purchaser with the Securities and Exchange Commission on December 22, 1998 (the "Schedule 14D-1")).
99.2 Agreement and Plan of Merger, dated December 16, 1998, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).
99.3 Tender and Voting Agreement, dated December 16, 1998, among Parent, Purchaser and Mafco Consolidated Group Inc. (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).
99.4*    Agreement  as  to  Joint  Filing  of  Schedule  13D  among  Parent  and
         Purchaser.
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* Filed herewith.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 23, 1998


                            DORSAY ACQUISITION CORP.


                              By:/s/ Charles Lebeau
                                 -------------------------
                                 Name:  Charles Lebeau
                                 Title: President, Treasurer and Secretary



                            SOCIETE NATIONALE D'EXPLOITATION INDUSTRIELLE DES TABACS ET ALLUMETTES


                            By:/s/ Charles Lebeau
                               --------------------------
                               Name:  Charles Lebeau
                               Title: Executive Vice President

                                  EXHIBIT INDEX

99.1 Offer to Purchase dated December 22, 1998 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1 filed by Parent and Purchaser with the Securities and Exchange Commission on December 22, 1998 (the "Schedule 14D-1")).
99.2 Agreement and Plan of Merger, dated December 16, 1998, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).
99.3 Tender and Voting Agreement, dated December 16, 1998, among Parent, Purchaser and Mafco Consolidated Group Inc. (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).
99.4*    Agreement  as  to  Joint  Filing  of  Schedule  13D  among  Parent  and
         Purchaser.
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*        Filed herewith.